Exhibit 99.2

FANG ENTERS INTO DEFINITIVE AGREEMENTS TO ACQUIRE equity INTEREST IN WANLI

BEIJING, July 20, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang”), the leading real estate Internet portal in China, today announced that it has entered into definitive agreements to acquire a 10% equity interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847). For details of the principal terms of the proposed acquisition, please refer to the press release made by Fang on July 9, 2018.

Subject to the obtaining of the relevant regulatory approval and the satisfaction of customary closing conditions, the parties expect to consummate the proposed acquisition in due course.

For further details of the proposed acquisition, please refer to public announcement made by Wanli, available at www.sse.com.cn, the official website of the Shanghai Stock Exchange.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, the expectation to obtain the relevant regulatory approval and consummate the proposed acquisition. Such statements are based upon management's current expectations, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the parties’ ability to obtain the relevant regulatory approval and consummate the proposed acquisition. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Director, Investor Relations

Phone: +86-10-5631-8805

Email: jessieyang@fang.com